APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

No operating history

This Business was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Mesilla Valley Cannabis
Income Statement - unaudited
For the periods ended 8/31/2022

	Current Period	Prior Period
	8/31/2022	12/31/2021
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS) - -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) - -
Interest Expense - -
Income Tax Expense - -
TOTAL INTEREST (INCOME), EXPENSE & TAXES - -

NET INCOME (LOSS) $ - $ -

Mesilla Valley Cannabis
Balance Sheet - unaudited
For the period ended 8/31/2022

	Current Period 8/31/2022	Prior Period 12/31/2021
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		-		-

Mesilla Valley Cannabis
Statement of Cash Flow - unaudited
For the period ended 8/31/22

	Current Period	Prior Period
	8/31/2022	**12/31/2021**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Derrick Pacheco, certify that:

1. The financial statements of Mesilla Valley Cannabis included in this Form are true and complete in all material respects; and
2. The tax return information of Mesilla Valley Cannabis has not been included in this Form as Mesilla Valley Cannabis was formed on 10/12/2021 and has not filed a tax return to date.

Signature _Derrick Pacheco_____

Name: Derrick Pacheco_____

Title: CEO_____